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                             November 8, 2023

       Nir Klein
       Chief Executive Officer
       Silynxcom Ltd.
       19 Yad Ha'Harutzim St.
       Netanya, 4250519, Israel

                                                        Re: Silynxcom Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 27,
2023
                                                            File No. 333-275195

       Dear Nir Klein:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed October 27, 2023

       Our Sales Process and Customers, page 50

   1. If you elect to highlight names of your customers, such as the Navy Seals, and the ones you identify are not
included in the table in this section, revise to make that clear as requested in prior
comment 1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
       have questions regarding comments on the financial statements and related matters. Please
 Nir Klein
Silynxcom Ltd.
November 8, 2023
Page 2

contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameNir Klein
                                                        Division of Corporation
Finance
Comapany NameSilynxcom Ltd.
                                                        Office of Manufacturing
November 8, 2023 Page 2
cc:       Oded Har-Even, Esq.
FirstName LastName